UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

(Amendment No. 1)

(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Hello Group Inc.

(Name of Subject Company (Issuer))

Hello Group Inc.

(Name of Filing Person (Issuer))

1.25% Convertible Senior Notes due 2025

(Title of Class of Securities)

60879BAB3

(CUSIP Number of Class of Securities)

Cathy Hui Peng

Chief Financial Officer

Tel: +86-10-5731-0567

20th Floor, Block B

Tower 2, Wangjing SOHO

No. 1 Futongdong Street

Chaoyang District, Beijing 100102

People’s Republic of China

with copy to:

Haiping Li, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 46/F, Tower II, Jing An Kerry Centre 1539 Nanjing West Road Shanghai 200040, China +86 (21) 6193-8200	Yilin Xu, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 30/F, China World Office 2 No. 1, Jianguomenwai Avenue Chaoyang District Beijing 100004, China +86 (10) 6535-5500

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing person)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT

This Amendment No. 1 to Schedule TO (this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO that was initially filed by Hello Group Inc. (the “Company”) on May 5, 2023 (the “Schedule TO”) relating to the Company’s 1.25% Convertible Senior Notes due 2025 (the “Notes”).

The purpose of this Amendment No. 1 is to file the amended and restated repurchase right notice of the Company to holders of the Notes, dated May 15, 2023, as an exhibit. The information contained in the Schedule TO, as amended and supplemented by the information contained in Item 12 below, is incorporated herein by reference. This Amendment No. 1 amends and supplements the Schedule TO as set forth below. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported on the Schedule TO.

ITEM 12.	EXHIBITS.

Item 12 of the Schedule TO is hereby amended as set forth below.

(a) Exhibits.

(a)(1)†	Amended and Restated Repurchase Right Notice to Holders of 1.25% Convertible Senior Notes due 2025 issued by the Company, dated as of May 15, 2023.

(a)(5)(A)*	Press Release issued by the Company, dated as of May 5, 2023.

(b)	Not applicable.

(d)	Indenture, dated as of July 2, 2018, between the Company and the Bank of New York Mellon, as trustee (incorporated by reference to Exhibit 4.20 of our annual report on Form 20-F (File No. 001-36765) filed with the Securities and Exchange Commission on April 26, 2019).

(g)	Not applicable.

(h)	Not applicable.

(b) Filing Fee Exhibit.

*	Filing Fee Table.

*	Previously filed.
†	Filed herewith.

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)†	Amended and Restated Repurchase Right Notice to Holders of 1.25% Convertible Senior Notes due 2025 issued by the Company, dated as of May 15, 2023.

(a)(5)(A)*	Press Release issued by the Company, dated as of May 5, 2023.

(d)	Indenture, dated as of July 2, 2018, between the Company and the Bank of New York Mellon, as trustee (incorporated by reference to Exhibit 4.20 of our annual report on Form 20-F (File No. 001-36765) filed with the Securities and Exchange Commission on April 26, 2019).

(b)*	Filing Fee Table

*	Previously filed.
†	Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Hello Group Inc.

By:	/s/ Cathy Hui Peng
Name: Cathy Hui Peng
Title: Chief Financial Officer

Dated: May 15, 2023

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